Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the joint proxy statement/prospectus constituting a part of this Registration Statement of our report dated March 10, 2015, except for the effects of discontinued operations discussed in Note 1, Note 2 and Note 16, as to which the date is December 17, 2015, relating to the 2014 consolidated financial statements of Furmanite Corporation (the “Company”) appearing in the Company’s Current Report on Form 8-K filed December 17, 2015, and our report dated March 10, 2015 relating to the effectiveness of the Company’s internal control over financial reporting, appearing in the Company’s Annual Report on Form 10-K for the year ended December 31, 2014.

We also consent to the reference to us under the caption “Experts” in the joint proxy statement/prospectus.

/s/ BDO USA, LLP

Houston, Texas

January 15, 2016